Lipella Pharmaceuticals Inc.

7800 Susquehanna St.

Suite 505

Pittsburgh, PA 15208

(412) 894-1853

January 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington D.C. 20549

RE:	Lipella Pharmaceuticals Inc.
File No. 333-284172
Registration Statement on Form S-3

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lipella Pharmaceuticals Inc. (the “Registrant”) respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so that the same will become effective at 5:00 p.m. Eastern Time on January 15, 2025, or as soon thereafter as is practicable.

The Registrant understands that the United States Securities and Exchange Commission (the “Commission”) will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed resale of the securities specified in the Registration Statement by the selling stockholders named therein.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at (212) 660-3060, or in his absence, Michael DeDonato at (212) 660-3038, or in his absence, Hermione Krumm at (212) 660-3012. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com.

Sincerely,

Lipella Pharmaceuticals Inc.

By:	/s/ Jonathan Kaufman
Jonathan Kaufman
Chief Executive Officer

cc:	Douglas Johnston, Chief Financial Officer David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP Hermione M. Krumm, Sullivan & Worcester LLP